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Exhibit 99.1

BIOVAIL CORPORATION
Annual and Special Meeting of Shareholders
June 25, 2004
REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 (Continuous Disclosure Obligations), this report describes the matters voted upon, and the outcomes of the votes conducted, at the 2004 Annual and Special Meeting of Shareholders of Biovail Corporation ("Biovail") held on Friday June 25, 2004.

1.    Election of Directors

The following nominees of management were acclaimed as directors of Biovail for a term expiring at the conclusion of the next annual meeting of the shareholders of Biovail or until their successors are elected or appointed:

  Eugene N. Melnyk
  Rolf K. Reininghaus
  Wilfred G. Bristow
  Roger D. Rowan
  Laurence E. Paul
  Sheldon Plener
  Michael Van Every

2.    Appointment of Auditor

Ernst & Young LLP were appointed as the auditor of Biovail and its subsidiaries and the directors of Biovail were authorized to fix the remuneration of the auditor by a vote on this matter by way of a show of hands.

3.    2004 Stock Option Plan

The adoption of Biovail's 2004 Stock Option Plan was approved by a ballot vote on this matter. The results of the ballot were as follows:

	Number of Votes	Percentage
FOR:	66,234,210	77%
AGAINST:	19,760,696	23%

DATED: June 28, 2004

BIOVAIL CORPORATION
By:	/s/ JOHN MISZUK John Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION Annual and Special Meeting of Shareholders June 25, 2004 REPORT OF VOTING RESULTS